SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A
RULE 13d-2(a)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
(Amendment No. 3)

COMVERGE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

205859101
(CUSIP Number)

Ardsley Advisory Partners 262 Harbor Drive, 4th Floor Stamford, CT 06902 Attention: Steven Napoli (203) 564-4230

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2012
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 16 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 205859101	SCHEDULE 13D/A	Page 2of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,602,800 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,602,800 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,602,800 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Institutional Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 866,500 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 866,500 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 866,500 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 70,700 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 70,700 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,700 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 205859101	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Renewable Energy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 879,600 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 879,600 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 879,600 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Renewable Energy Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 62,300 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 62,300 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 62,300 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 205859101	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Advisory Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,230,000 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,230,000 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,230,000 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.7%
14	TYPE OF REPORTING PERSON* PN; IA

CUSIP No. 205859101	SCHEDULE 13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Ardsley Partners I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,808,900 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,808,900 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,808,900 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Philip J. Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,230,000 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,230,000 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,230,000 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Spencer Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,000 shares of common stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 115,000 shares of common stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 115,000 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON Benjamin Ian Block
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500 shares of common stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,500 shares of common stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,500 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 12 of 16 Pages

1	NAME OF REPORTING PERSON Steven Napoli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000 shares of common stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000 shares of common stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,000 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 205859101	SCHEDULE 13D/A	Page 13 of 16 Pages

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D filed on August 11, 2011 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on December 15, 2011 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D filed on January 6, 2012 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D"), with respect to the shares of common stock, par value $0.001 per share (the "Shares") of Comverge, Inc. (the "Issuer"). Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information for updating as of the date hereof:

On February 27, 2012, the Issuer entered into an agreement with the Reporting Persons (the "Settlement and Standstill Agreement") that will result in Rudolf Joachim Hoefling, David R. Kuzma and James J. Moore, Jr. (collectively, the "Designee Directors") becoming members of the Issuer's board of directors (the "Board").

The following is a brief description of certain terms of the Settlement and Standstill Agreement, which description is qualified in its entirety by reference to the full text of the Settlement and Standstill Agreement, attached as Exhibit 7 hereto and incorporated by reference herein.

Under the terms of the Settlement and Standstill Agreement, (i) upon the execution of the Settlement and Standstill Agreement, (A) (x) Scott Ungerer resigned as a Class I director and (y) Joseph O'Donnell, currently a Class II director, informed the Issuer of his intent not to stand for re-election at the Company's 2012 annual meeting (the "Annual Meeting"), (B) the Issuer adopted a resolution temporarily increasing the size of the Board from eight to ten directors and designating one new directorship as a Class I directorship (with a term expiring in 2014) and the other directorship as a Class II directorship (with a term expiring in 2012), (C) the Issuer appointed (x) Mr. Kuzma as a Class I director to fill the vacancy in Class I resulting from the increase in the size of the Board, (y) Mr. Moore as a Class I director to fill the vacancy resulting from the resignation of Mr. Ungerer and (z) Mr. Hoefling as a Class II director to fill the vacancy resulting from the increase in the size of the Board and (D) the Issuer appointed (x) Mr. Kuzma to the Compensation Committee of the Board, (y) Mr. Hoefling to the Audit Committee of the Board and (z) Mr. Moore to the ad hoc Transaction Committee of the Board; (ii) the Issuer agreed that, promptly following the execution and delivery of the Settlement and Standstill Agreement, the Compensation Committee shall adopt a new Board compensation plan, as described in the Settlement and Standstill Agreement; and (iii) the Reporting Persons agreed to abide by certain standstill provisions until the date that is ten days prior to the last date upon which a notice to the Secretary of the Issuer of nominations of directors for election to the Board at the 2015 annual meeting must be received to be considered timely (or such earlier date upon the occurrence of certain events, as described in the Settlement and Standstill Agreement) (the "Standstill Period").  In addition, the Issuer has agreed to nominate Mr. Hoefling for re-election as a Class II director at the Annual Meeting.

Immediately following the Annual Meeting, the Issuer will adopt a resolution decreasing the size of the Board to nine and reducing the number of Class II directors from four to three.  The Issuer has agreed not to increase or decrease the size of the Board during the Standstill Period, other than the reduction of the Board from ten to nine directors, without the approval of a majority of the Designee Directors.

Under the terms of the Settlement and Standstill Agreement, each of the Designee Directors irrevocably tenders his resignation as a director effective as of the date, if any, that any of the Reporting Persons, or any member thereof, breaches in any material respect any of their respective covenants or obligations under the Settlement and Standstill Agreement and is not cured within 20 days following written notice of such breach.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 14 of 16 Pages

On February 27, 2012, the Issuer appointed Messrs. Hoefling, Kuzma and Moore to serve as directors of the Board and to serve on such committees of the Board as described above.

Pursuant to the terms of the Settlement and Standstill Agreement, the Reporting Persons withdrew the Notice, effective upon the execution of the Settlement and Standstill Agreement.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented to add:

On February 27, 2012, the Issuer, the Reporting Persons and Messrs. Hoefling, Kuzma and Moore entered into the Settlement and Standstill Agreement, the terms of which are described in Item 4 of this Schedule 13D.

Other than the Settlement and Standstill Agreement and the Joint Acquisition Statement attached as Exhibit 8 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7:    Settlement and Standstill Agreement, dated as of February 27, 2012, by and among the Issuer, the Reporting Persons, Rudolf Joachim Hoefling, David R. Kuzma and James J. Moore, Jr.

Exhibit 8:    Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Exchange Act.

CUSIP No. 205859101	SCHEDULE 13D/A	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  March 1, 2012

ARDSLEY PARTNERS FUND II, L.P.
BY:	Ardsley Partners I, General Partner

BY:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
BY:	Ardsley Partners I, General Partner

BY:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY OFFSHORE FUND, LTD.

BY:	/s/ Steven Napoli
Steven Napoli
Director

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
BY:	Ardsley Partners I,
General Partner

BY:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

BY:	/s/ Steven Napoli
Steven Napoli
Director

CUSIP No. 205859101	SCHEDULE 13D/A	Page 16 of 16 Pages

ARDSLEY ADVISORY PARTNERS

BY:	/s/ Steven Napoli
Steven Napoli
Partner

ARDSLEY PARTNERS I

BY:	/s/ Steven Napoli
Steven Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

BY:	/s/ Steven Napoli*
Steven Napoli
As attorney in fact for
Philip J. Hempleman

SPENCER HEMPLEMAN, INDIVIDUALLY

/s/ Spencer Hempleman

BENJAMIN IAN BLOCK, INDIVIDUALLY

/s/ Benjamin Ian Block

STEVEN NAPOLI, INDIVIDUALLY

/s/ Steven Napoli

*           Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.

Exhibit 7

SETTLEMENT AND STANDSTILL AGREEMENT, DATED AS OF FEBRUARY 27, 2012, BY AND AMONG THE ISSUER, THE REPORTING PERSONS, RUDOLF JOACHIM HOEFLING, DAVID R. KUZMA AND JAMES J. MOORE, JR.

EXECUTION COPY

SETTLEMENT AND STANDSTILL AGREEMENT

This SETTLEMENT AND STANDSTILL AGREEMENT dated as of February 27, 2012 (the “Agreement”) is by and among Comverge, Inc. (the “Company”), the persons identified on Schedule A (collectively, the “Ardsley Group” and each individually a “member” of the Ardsley Group) and, solely for purposes of Sections 4(g), 7, 8 and 9, the persons identified on Schedule B (collectively, the “Designee Directors” and each individually a “Designee Director”).

WHEREAS, the Company and the Ardsley Group have engaged in various discussions and communications concerning the Company’s business;

WHEREAS, the Ardsley Group previously provided notice to the Company of its intention to nominate certain individuals for election as directors to the Board of Directors of the Company (the “Board”) at the Company’s 2012 annual meeting of stockholders (the “2012 Annual Meeting”); and

WHEREAS, each of the Company and the Ardsley Group has determined that it is in each party’s best interests to come to an agreement with respect to certain matters relating to the composition of the Board, the election of directors at the 2012 Annual Meeting and certain related matters.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.           Definitions.  For purposes of this Agreement:

“Affiliate” shall have the meaning set forth in Rule 12b-2 under the Exchange Act.

"Associate" shall have the meaning set forth in Rule 12b-2 under the Exchange Act.

“beneficial owner” and “beneficial ownership” shall have the meanings set forth in Rule 13d-3 under the Exchange Act.

“Common Stock” means the common stock of the Company, par value $0.001 per share.

 “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

“SEC” means the United States Securities and Exchange Commission.

“Standstill Period” means the period from the date hereof until the earliest of the following: (i) 10 days prior to the last date (the "2014 Notification Deadline") upon which a notice to the Secretary of the Company of nominations of directors for election to the Board or the proposal of business at the Company's 2014 Annual Meeting would be considered timely under the certificate of incorporation and bylaws of the Company, if by 30 days prior to the 2014 Notification Deadline either (A) the Company has not notified the Ardsley Group pursuant to Section 13(g) below that the Board has resolved to nominate both David R. Kuzma and James J. Moore, Jr. (or their replacements designated by the Ardsley Group) for reelection to the Board at the Company's 2014 annual meeting (the "2014 Annual Meeting"), or (B) the Company has so notified the Ardsley Group that it has resolved to nominate Mr. Kuzma and Mr. Moore but the Ardsley Group has declined to have Mr. Kuzma and Mr. Moore (or their replacements designated by the Ardsley Group) stand for re-election to the Board as Company nominees and has notified the Company of same; (ii) 10 days prior to the last date upon which a notice to the Secretary of the Company of nominations of directors for election to the Board or the proposal of business at the Company's 2015 annual meeting (the “2015 Annual Meeting”) would be considered timely under the certificate of incorporation and by-laws of the Company; (iii) such date, if any, as the Company has materially breached any of its covenants or obligations under this Agreement, which such breach remains uncured (if capable of being cured) for a period of twenty (20) days following written notice by the Ardsley Group and (iv) the date upon which no Designee Director remains as a member of the Board.

2.           Representations and Warranties of the Company.  The Company represents and warrants to the Ardsley Group, as of the date hereof, that (a) the Company has the corporate power and authority to execute, deliver and perform the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree, in each case that is applicable to the Company, (ii) result in any material breach or material violation of, or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any agreement, contract, commitment, understanding or arrangement, in each case to which the Company is a party or by which it is bound and which is material to the Company’s business or operations or (iii) violate or conflict with the Company’s certificate of incorporation or by-laws.

3.           Representations and Warranties of the Ardsley Group.  Each member of the Ardsley Group severally, and not jointly, represents and warrants to the Company, with respect to itself or himself, as the case may be, as of the date hereof, that (a) such member, in the case of an individual, has the power and authority to execute, deliver and perform the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, (b) such member, in the case of an entity, has the corporate, limited partnership or limited liability company power and authority, as applicable, to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, (c) this Agreement has been duly and validly authorized, executed, and delivered by such member, constitutes a valid and binding obligation and agreement of such member, and is enforceable against such member in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and subject to general equity principles, (d) the execution, delivery and performance of this Agreement by such member does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it or him, (ii) result in any material breach or material violation of, or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any agreement, contract, commitment, understanding or arrangement, in each case to which one or more members of the Ardsley Group is a party or by which it or he is bound and which is material to the Ardsley Group’s business or operations or (iii) in the case of any entity, violate or conflict with its certificate of incorporation or by-laws or other organizational document or documents, (e) such member is the beneficial owner of the number of shares of Common Stock set forth with respect to such member in the report of beneficial ownership of the Company’s Common Stock on Amendment No. 2 to Schedule 13D filed by the Ardsley Group with the SEC on January 6, 2012 (the “Schedule 13D”) and (f) except as set forth in such Schedule 13D, no  Affiliate or Associate of any member of the Ardsley Group owns any shares of Company Common Stock.

4.           Agreement Regarding Board Composition; Appointment and Nomination of Designee Directors.

(a)           Solely to facilitate the settlement and to create vacancies on the Board for the Ardsley Nominees, two existing directors have agreed to resign from the Board and (i) effective with the execution of this agreement by the Company and Ardsley,  Scott Ungerer will resign as a Class I director and (ii) Joseph O’Donnell, currently a Class II director, has informed the Company that he does not intend to stand for re-election at the Company’s 2012 Annual Meeting.

(b)           Concurrently herewith, the Board is appointing David R. Kuzma and James J. Moore, Jr. as directors in Class I with terms to expire at the Company’s 2014 Annual Meeting, and Rudolf J. Hoefling as a director in Class II with a term to expire at the Company’s 2012 Annual Meeting.  The Company shall (i) nominate Mr. Hoefling for election as a Class II director in connection with the 2012 Annual Meeting, (ii) recommend that the Company’s stockholders vote in favor of the election of Mr. Hoefling at the Company’s 2012 Annual Meeting and (iii) solicit proxies in favor of such election at such Annual Meeting and otherwise support Mr. Hoefling for election in a manner no less favorable than the manner in which the Company supports other nominees for election as director in connection with the 2012 Annual Meeting.  The Company shall nominate only two other nominees for election as Class II directors in connection with the 2012 Annual Meeting, such that there will be a total of three nominees for election as director in Class II in connection with the 2012 Annual Meeting.

(c)           In furtherance of the foregoing, concurrently herewith, the Board has:

(i)           adopted a resolution, in accordance with the Company’s certificate of incorporation and by-laws, increasing the size of the Board by two directors, such that the Board is now comprised of ten directors in the aggregate, and has designated one such director to be a Class I director (with term expiring in 2014) and one such director to be a Class II director (with term expiring in 2012);

(ii)           appointed Mr. Kuzma as a Class I director to fill the vacancy in Class I resulting from the increase in the size of the Board as specified in Section 4(c)(i) (with term expiring in 2014);

(iii)           appointed Mr. Moore as a Class I director (with term expiring in 2014) to fill the vacancy resulting from the resignation of Mr. Ungerer;

(iv)           appointed Mr. Hoefling as a Class II director (with term expiring at the 2012 Annual Meeting) to fill the vacancy in Class II resulting from the increase in the size of the Board as specified in Section 4(c)(i);

(v)           appointed Mr. Kuzma to the Compensation Committee of the Board and as chairman thereof;

(vi)           appointed Mr. Hoefling to the Audit Committee of the Board (which shall have no more than four members), with the Audit Committee having authority during the Standstill Period, in addition to its other duties and authority, to examine Company-wide cost reduction measures and to make recommendations to the Board regarding budget approval; and

(vii)           appointed Mr. Moore to the ad hoc Transaction Committee of the Board (which shall have no more than four members and which shall be re-named the “Strategy Committee”), which Committee shall continue in existence during the Standstill Period and be charged by the Board during the Standstill Period with responsibility for examining all shareholder value-enhancing alternatives, provided that such responsibilities do not conflict with the responsibilities of the Audit Committee as specified in such Committee’s charter.

(d)           Promptly following the 2012 Annual Meeting, the Board shall adopt a resolution, in accordance with the Company’s certificate of incorporation and by-laws, decreasing the size of the Board by one director, such that the Board is then comprised of nine directors in the aggregate, with such action reducing the number of directors in Class II from four to three.

(e)           The Company shall not increase or decrease the size of the Board during the Standstill Period unless such increase or decrease shall have been approved by the majority of the Designee Directors; provided, however, that this Section 4(e) shall not apply to the reduction in the number of directors from ten directors to nine directors following the Company’s 2012 Annual Meeting, as contemplated by Sections 4(a) and 4(d).  In addition, if the Board forms any additional Committees (including an Executive Committee) during the Standstill Period, a Designee Director shall be appointed to each such Committee.

(f)           The Company shall have no further obligations hereunder in the event of any material breach of any covenant or obligation of the Ardsley Group, or any member thereof, which such breach remains uncured (if capable of being cured) for a period of twenty (20) days following written notice of such breach by the Company.

(g)           Each of the Designee Directors hereby irrevocably tenders his resignation as a director of the Company effective as of the date, if any, of the termination of the Company’s obligations as specified in Section 4(f), and the Board, in its sole discretion, may accept any or all of such resignations, by a majority vote of the directors (excluding the Designee Directors).

5.           Voting.  At all meetings of Company stockholders during the Standstill Period, each member of the Ardsley Group shall cause all shares of Company’s Common Stock beneficially owned by it or him or by its or his respective Affiliates to be present for quorum purposes and to be voted in favor of all directors nominated by the Board for election.

6.           Standstill.  Each member of the Ardsley Group agrees that other than as may be required by applicable law, order or regulation, during the Standstill Period, it or he will not, and it or he will cause each of its or his Affiliates or agents or other persons acting on its or his behalf not to:

(a)           without the prior written agreement of the Company (as authorized by the Board by a majority vote, excluding the Designee Directors), acquire, offer to acquire or agree to acquire, alone or in concert with any other individual or entity, by purchase, tender offer, exchange offer, agreement or business combination or any other manner, beneficial ownership of any securities of the Company, if, after completion of such acquisition or proposed acquisition, such party would beneficially own more than 14.99% of the outstanding Common Stock (calculated based on the Company’s latest annual or quarterly report with the SEC pursuant to Section 13 or 15(d) of the Exchange Act); provided, however, that such limitation shall not apply to shares acquired in connection with stock dividends or similar distributions or offerings of Company Common Stock made available generally on a pro rata basis to holders of Company Common Stock;

(b)           submit any stockholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board or oppose the director candidates nominated by the Board, other than as expressly permitted by this Agreement;

(c)           form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other than solely with other members of the Ardsley Group or one or more Affiliates of a member of the Ardsley Group with respect to the Common Stock currently owned as set forth in the Ardsley Group’s latest amendment to its Schedule 13D or Common Stock acquired in the future (subject to the limitations set forth in Section 6(a) hereof) or to the extent such a group may be deemed to result with the Company or any of its Affiliates as a result of this Agreement;

(d)           solicit proxies or written consents of stockholders, or engage in or conduct any binding or  nonbinding referendum with respect to the Common Stock, or make, or in any way participate in, any “solicitation” of any “proxy” within the meaning of Rule 14a-1 under the Exchange Act to vote, or advise, encourage or influence any person with respect to voting, any shares of Common Stock with respect to any matter, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act), other than a “solicitation” or acting as a “participant” in support of all of the nominees of the Board at any stockholder meeting, provided that the foregoing shall not be deemed to restrict such actions in connection with a proposed merger or sale of the Company, change in control of the Company, recapitalization or liquidation of the Company, acquisition or disposition by the Company;

(e)           call, seek to call, or to request the calling of, a special meeting of the stockholders of the Company, or seek to make, or make, a stockholder proposal at any meeting of the stockholders of the Company or make a request for a list of the Company’s stockholders (or otherwise induce, encourage or assist any other person to initiate or pursue such a proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Company, except as expressly permitted by this Agreement, provided that the foregoing shall not be deemed to restrict such actions in connection with a proposed merger or sale of the Company, change in control of the Company, recapitalization or liquidation of the Company, acquisition or disposition by the Company;

(f)           vote for any nominee or nominees for election as directors other than those nominated by or supported by the Board or seek the removal of any member of the Board;

(g)           without the prior written agreement of the Company (as authorized by the Board by a majority vote, excluding the Director Designees), effect, offer or propose (i) any acquisition of any material assets or businesses of the Company or any of its subsidiaries by the Ardsley Group, (ii) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries and the Ardsley Group, or (iii) any recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction with respect to the Company or any of its subsidiaries; provided, however, that limitations in this Section 6(g) shall not prohibit (A) the tender of shares of Company Common Stock in response to a bona fide tender offer made in compliance with the Exchange Act, (B) the voluntary exchange of shares of Company Common Stock in response to a bona fide exchange offer made in compliance with the Securities Act of 1933, as amended, Exchange Act, (C) the voting of shares of Company Common Stock in connection with a bona fide merger proposal, sale of material assets, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction for which stockholder approval is solicited pursuant to the Company’s certificate of incorporation and/or applicable law or (D) purchases or sales of Company Common Stock in the open market (subject to the limitations described in Section 6(a)); provided, further, that the limitations in this Section 6(g) shall not apply in the event that a third party unrelated to the Ardsley Group signs an agreement with the Company effectuating any of the transactions described in clauses (i) through (iii) above;

(h)           publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of, any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of this Section 6, or otherwise seek, in any manner that would require public disclosure by any of the members of the Ardsley Group or their Affiliates or Associates, to obtain any waiver, consent under, or amendment of, any provision of this Agreement;

(i)           engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right, or other similar right (including, without limitation, any put or call option or “swap” transaction) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the Company’s securities;

(j)           enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person that engages, or offers or proposes to engage, in any of the foregoing; provided, that the provisions of this subsection 6(j) shall not be deemed to prohibit any action with respect to a proposed transaction described in Section 6(g) above except to the extent such transaction involves a member of the Ardsley Group as a party; or

(k)  take or cause or induce or assist others to take any action inconsistent with any of the foregoing; provided, that the provisions of this subsection 6(k) shall not be deemed to prohibit any action with respect to a proposed transaction described in Section 6(g) above except to the extent such transaction involves a member of the Ardsley Group as a party.

The foregoing shall not be deemed to prohibit the Designee Directors from engaging in any lawful act in their capacities as directors of the Company.

7.           Confidential Information.  The Designee Directors, in their capacity as directors, will be provided with Confidential Information.  Each Designee Director acknowledges the confidential and proprietary nature of the Confidential Information and agrees that he will (i) keep the Confidential Information strictly confidential and (ii) not disclose the Confidential Information to any person, including any member of the Ardsley Group or any Affiliate of any such member, except (X) with the specific prior written consent of the Company or (Y) to the extent required by applicable legal process or requested by applicable legal authority or stock exchange. Notwithstanding the foregoing, it is understood and agreed that this Agreement shall not be deemed to prohibit the Designee Directors from engaging in any lawful act in their capacity as directors of the Company.

As used in this Agreement, the term “Confidential Information” means and includes any and all of the information concerning the business and affairs of the Company that may hereafter be disclosed to a Designee Director by the Company or by the directors, officers, employees, agents, consultants, advisors or other representatives, including legal counsel, accountants and financial advisors (collectively, “Representatives”) of the Company; provided, however, that “Confidential Information” shall not include information that is or was (i) in the public domain or was or becomes generally available to the public other than as a result of disclosure by a Designee Director, (ii) independently acquired by a Designee Director without violating any of their obligations under this Agreement or under any other contractual, legal, fiduciary or other binding obligation of a Designee Director with or to the Company, or (iii) was available, or becomes available, to a Designee Director on a non-confidential basis other than as a result of its disclosure to a Designee Director by the Company or any Representative of the Company.

The Company represents and warrants to the Ardsley Group that each of the other directors of the Company are subject to substantially equivalent confidentiality obligations with respect to Confidential Information.

8.           Company Policies.  The Designee Directors each agree to abide by the provisions of the Company policies identified on Exhibit A applicable to members of the Board during his service as a director of the Company. The Company acknowledges that this Agreement will not be deemed to constitute an agreement or representation by any person or entity that the Designee Directors will not seek to change any of the policies or requirements referred to or incorporated herein.

9.           Compensation; Directors’ and Officers’ Insurance; Indemnification.  Each of the Designee Directors shall be (i) compensated for his service as a director and shall be reimbursed for his expenses on the same basis as all other non-employee directors of the Company and shall be eligible to be granted equity-based compensation on the same basis as all other non-employee directors of the Company, (ii) entitled to the same rights of indemnification as the other directors of the Company as such rights may exist from time to time and (iii) added to the Company’s directors’ and officers’ liability insurance policy as insured persons thereunder, with such rights to compensation, indemnification and insurance coverage beginning on the date hereof.

10.           Withdrawal of Proposed Nominations.  On or promptly following the date hereof (but in no event later than the filing of the amendment to the Ardsley Group’s Schedule 13D and the filing of the current report on Form 8-K by the Company, as contemplated by Section 11 and Section 12, respectively) the Company and the Ardsley Group shall issue a joint press release in the form annexed hereto as Exhibit B (the “Joint Press Release”), including the statement that, pursuant to this Agreement, the Ardsley Group has withdrawn its letter to the Company dated December 13, 2011 providing notice of its intent to nominate persons for election as directors at the 2012 Annual Meeting (the “Nominating Notice”).  The members of the Ardsley Group hereby withdraw the Nominating Notice. Neither the Company nor any member of the Ardsley Group shall make any public statements with respect to the matters covered by this Agreement that are inconsistent with, or otherwise contrary to, this Agreement or the statements in the Joint Press Release.

11.           Ardsley Group SEC Filing.  The members of the Ardsley Group shall promptly file with the SEC an amendment to the Ardsley Group’s Schedule 13D, as amended to date, which amendment shall (i) report entry into this Agreement, (ii) announce the withdrawal of the Ardsley Group’s intent to nominate directors, as contemplated by Section 10 and (iii) otherwise comply with the requirements of Schedule 13D. The Ardsley Group shall provide the Company and its counsel with a reasonable opportunity to review and comment on such amendment in advance of filing with the SEC, and shall accept any such reasonable and timely comments of the Company and its counsel.

12.           Company SEC Filing.  The Company shall promptly file with the SEC a current report on Form 8-K, which filing shall (i) report entry into this Agreement and (ii) otherwise comply with the requirements of Form 8-K. The Company shall provide the Ardsley Group and its counsel with a reasonable opportunity to review and comment on such Form 8-K in advance of filing with the SEC, and shall accept any such reasonable and timely comments of the Ardsley Group and its counsel.

13.           Other Agreements.

(a)           During the Standstill Period, the Company shall not publicly disparage any member of the Ardsley Group or any Affiliate thereof; provided, however, that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation and are subject to contractual provisions providing for confidential disclosure.

(b)           During the Standstill Period, no member of the Ardsley Group shall, nor shall any member of the Ardsley Group permit any Affiliate of such member to, publicly disparage the Company or any director (including Ungerer and O’Donnell), officer, employee, Affiliate or Associate of the Company or privately disparage Ungerer or O’Donnell; provided, however, that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation and are subject to contractual provisions providing for confidential disclosure.

(c)           At a meeting of the Compensation Committee of the Board to be held promptly following the execution and delivery of this Agreement, the Compensation Committee shall (A) adopt a Board compensation plan providing for total yearly compensation for each non-employee member of the Board (other than compensation relating to service on a Board committee or as Chairman) of (i) $40,000 in cash (with the directors having the option to receive such amount instead in the form of restricted Common Stock, subject to any restrictions thereon included in the Company’s equity compensation plans) and (ii) equity-based compensation of $85,000 in the form of restricted Common Stock, and the Board, at its next regularly-scheduled meeting, shall adopt and approve such plan, subject, if required by law or Nasdaq corporate governance requirements, to Company stockholder approval; and (B) provide that each Committee Chair (other than the Audit Committee Chair) shall receive $10,000 in additional cash compensation.

(d)           Promptly following the execution and delivery of this Agreement, the Ardsley Group shall take reasonable steps to inform those Company stockholders reasonably agreed by the Company and the Ardsley Group that the Ardsley Group (i) has withdrawn its Nominating Notice and (ii) will be voting its shares at the Company’s 2012 Annual Meeting in favor of the Board’s nominees for election as directors; provided, however, that in no event will any member of the Ardsley Group be required to take any action that would constitute a “solicitation” (as such term is defined in Regulation 14A under the Exchange Act) or require any member of the Ardsley Group to file with the SEC proxy solicitation materials pursuant to such Regulation 14A.

(e)           Except with the approval of a majority of the Designee Directors, the Company shall not award, modify or renew any employment agreement with the Company’s Chief Executive Officer, Chief Operating Officer or Chief Financial Officer for a period of 180 days following the date of this Agreement.

(f)           The Company shall not award or authorize any discretionary bonuses to the Company's Chief Executive Officer, Chief Operating Officer or Chief Financial Officer in respect of fiscal year 2011 without the approval of a majority of the Designee Directors.

(g)           At least 30 days prior to 2014 Nomination Deadline, the Company shall notify the Ardsley Group whether the Board has resolved to recommend Mr. Kuzma and Mr. Moore (or their replacements designated by the Ardsley Group) for re-election to the Board at the 2014 Annual Meeting.  If the Board has so resolved and agrees, then (i) the Board shall nominate Mr. Kuzma and Mr. Moore (or any such replacement) for election as directors at the 2014 Annual Meeting and (ii) the Board shall recommend that the Company’s stockholders vote, and shall solicit proxies, in favor of their election at such meeting and otherwise support Mr. Kuzma and Mr. Moore for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees.

(h)           In the event any of the Designee Directors resign from the Board, or die or become disabled prior to the end of their term as directors, the Ardsley Group shall have the right to designate a replacement director to serve in the Class of such director, provided that such replacement director is reasonably acceptable to the Company and shall qualify as an independent director under the Nasdaq Stock Market Rules.

14.           Releases.

(a)           Each member of the Ardsley Group hereby agrees for the benefit of the Company, and each controlling person, officer, director (including Ungerer and O’Donnell), stockholder, agent, Affiliate, employee, partner, attorney, heir, assign, executor, administrator, predecessor and successor, past and present, of the Company (the Company and each such person, a “Company Released Person”) as follows:

        (i)           Each member of the Ardsley Group, for itself or himself and for its or his members, officers, directors, assigns, agents and successors, past and present, hereby agrees and confirms that, effective from and after the date of this Agreement, hereby acknowledges full and complete satisfaction of, and covenants not to sue, and forever fully releases and discharges each Company Released Person of, and holds each Company Released Person harmless from, any and all rights, claims, warranties, demands, debts, obligations, liabilities, costs, attorneys’ fees, expenses, suits, losses and causes of action of any nature whatsoever, whether known or unknown, suspected or unsuspected (collectively, “Claims”) that the Ardsley Group or any member or members thereof may have against the Company Released Persons, in each case with respect to events occurring prior to the date of the execution of this Agreement.

(ii)           Each member of the Ardsley Group understands and agrees that the Claims released by the Ardsley Group and each of its members above include not only those Claims presently known but also include all unknown or unanticipated claims, rights, demands, actions, obligations, liabilities, and causes of action of every kind and character that would otherwise come within the scope of the Claims as described above. Each member of the Ardsley Group understands and agrees that it or he may hereafter discover facts different from or in addition to what it or he now believes to be true, which if known, could have materially affected this release of Claims, but each member nevertheless waives any claims or rights based on different or additional facts.

(iii)           Each member of the Ardsley Group agrees that, during the term of the Agreement, (A) it or he shall not, without the consent of the Company, instigate, solicit, assist, intervene in, or otherwise voluntarily participate in any litigation or arbitration in which the Company or any of Company Released Persons are named as parties with respect to events occurring prior to the date of execution of this Agreement; provided, however, the foregoing shall not (x) include any litigation or arbitration arising out of or related to any obligations under, or breach of, this Agreement, and does not extend to any acts which are criminal, or (y) prevent any member of the Ardsley Group from responding to a validly issued legal process; and (B) the Ardsley Group agrees to give the Company at least five (5) business days notice of the receipt of any legal process requesting information regarding the Company or any of the Company Released Persons, to the extent that such notice is legally permissible.  Notwithstanding the foregoing, the Ardsley Group shall not be prohibited from receiving proceeds in any class action lawsuit initiated by a person unaffiliated with the Ardsley Group on the same basis as the Company's other non-initiating stockholders within such class.

(iv)           The Company agrees that, during the term of the Agreement, (A) it shall not, without the consent of the Ardsley Group, instigate, solicit, assist, intervene in, or otherwise voluntarily participate in any litigation or arbitration in which any member of the Ardsley Group is named as a party with respect to events occurring prior to the date of execution of this Agreement; provided, however, the foregoing shall not (x) include any litigation or arbitration arising out of or related to any obligations under, or breach of, this Agreement, and does not extend to any acts which are criminal, or (y) prevent the Company from responding to a validly issued legal process; and (B) the Company agrees to give the Ardsley Group at least five (5) business days notice of the receipt of any legal process requesting information regarding any member of the Ardsley Group, to the extent that such notice is legally permissible.

(b)           The Company hereby agrees for the benefit of the Ardsley Group, each member thereof, and each controlling person, officer, director, stockholder, agent, Affiliate, employee, partner, attorney, heir, assign, executor, administrator, predecessor and successor, past and present, thereof, (the Ardsley Group, each member of the Ardsley Group and each such other person, an “Ardsley Released Person”) as follows:

(i)           The Company, for itself and for its Affiliates, officers, directors, assigns, agents and successors, past and present, hereby agrees and confirms that, effective from and after the date of this Agreement, it hereby acknowledges full and complete satisfaction of, and covenants not to sue, and forever fully releases and discharges each Ardsley Released Person of, and holds each Ardsley Released Person harmless from, any and all Claims of any nature whatsoever, whether known or unknown, suspected or unsuspected, that the Company may have against the Ardsley Released Persons, in each case with respect to events occurring prior to the date of the execution of this Agreement.

(ii)           The Company understands and agrees that the Claims released by the Company above include not only those Claims presently known but also include all unknown or unanticipated claims, rights, demands, actions, obligations, liabilities, and causes of action of every kind and character that would otherwise come within the scope of the Claims as described above. The Company understands that it may hereafter discover facts different from or in addition to what it now believes to be true, which if known, could have materially affected this release of Claims, but it nevertheless waives any claims or rights based on different or additional facts.

(c)           The Parties intend that the foregoing release be broad with respect to the matters released; provided, however, this release of Claims shall not include claims to enforce the terms of this Agreement; and provided further that nothing in the foregoing release shall be deemed or construed, now or hereafter, as limiting in any manner any right of indemnification inuring to the benefit of any director or former director of the Company arising under the Company’s certificate of incorporation, by-laws or otherwise.

15.           Fees and Expenses.  All fees and expenses incurred in connection with this Agreement and all matters relating hereto shall be paid by the party incurring such fees or expenses; provided, however, that the Company concurrently herewith is shall reimbursing the Ardsley Group’s reasonable attorneys fees and out-of-pocket expenses incurred in connection with its Nominating Notice, this Agreement and the matters relating thereto and hereto (including its preparation of proxy materials) in the amount of $40,000.

16.           Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given when received if delivered personally; when transmitted if transmitted by facsimile (with written confirmation of transmission) or by electronic mail; the business day after it is sent, if sent for next day delivery to a domestic address by overnight courier (providing proof of delivery), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Ardsley Group:

Ardsley Advisory Partners
262 Harbor Drive, 4th Floor
Stamford, CT 06902
Attention:  Steven Napoli
Facsimile:   (203) 564-4250
E mail:         steve@ardsley.com

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attention:  David E. Rosewater, Esq. and Marc Weingarten, Esq.
Facsimile:   (212) 593-5955
E mail:         david.rosewater@srz.com; marc.weingarten@srz.com

If to the Company:

Comverge, Inc.
5390 Triangle Parkway, Suite 300
Norcross, Georgia 30092
Attention:  Matthew H. Smith, General Counsel
Facsimile:   (770) 696-7665
E mail:         msmith@comverge.com

with a copy (which shall not constitute notice) to each of:

SNR Denton US LLP
1301 K Street, N.W.,
Suite 600, East Tower
Washington, DC 20005
Attention:   Thomas L. Hanley, Esq.
Facsimile:    (202) 408-6399
E mail:          tom.hanley@snrdenton.com

17.           Entire Agreement; Amendment and Waiver.

(a)           This Agreement contains the entire understanding of the parties hereto with respect to and supersedes all prior agreements, both written and oral, between the parties, or any of them, relating to, the subject matter hereof.

(b)           This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

18.           Governing Law.  This Agreement and any action, claim or legal proceeding directly or indirectly based upon, relating to arising out of this Agreement or the negotiation, execution or performance hereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

19.           Jurisdiction; Service of Process; Waiver of Jury Trial.

(a)           Each of the parties irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, for the purpose of any action, claim or legal proceeding directly or indirectly based upon, relating to arising out of this Agreement or the negotiation, execution or performance hereof, and each of the parties hereby irrevocably agrees that all claims in respect to such action, claim or legal proceeding shall be brought in, and may be heard and determined, exclusively in such state or federal courts. Each of the parties irrevocably and unconditionally waives any objection to the laying of venue in, and any defense of inconvenient forum to the maintenance of, any action or proceeding so brought. Each of the parties agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)           Each of the parties irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party at the addresses set forth in Section 16. Nothing in this Section 19 shall affect the right of any party to serve legal process in any other manner permitted by law.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY BASED UPON, RELATING TO ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF OR THEREOF.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

20.           Specific Performance.  Each party hereto acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity.  Each party hereto agrees, on behalf of itself or himself and its or his Affiliates and Associates, that any requirements for the securing or posting of any bond with such remedy are hereby waived.

21.           Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties.  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns

22.           No Third-Party Beneficiaries.  Nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, and their respective Affiliates to the extent provided herein, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

23.           Mutual Drafting.  Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  Accordingly, the parties agree that in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

24.           Counterparts; Facsimile or Electronic Signatures. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

Signature Page Follows

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first written above.

COMVERGE, INC.

By:	/s/ R. Blake Young
Name: R. Blake Young
Title: President and Chief Executive Officer

ARDSLEY PARTNERS FUND II, L.P.
BY:	Ardsley Partners I, General Partner

BY:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
BY:	Ardsley Partners I, General Partner

BY:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY OFFSHORE FUND, LTD.

BY:	/s/ Steven Napoli
Steven Napoli
Director

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
BY:	Ardsley Partners I, General Partner

BY:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

BY:	/s/ Steven Napoli
Steven Napoli
Director

ARDSLEY ADVISORY PARTNERS

BY:	/s/ Steven Napoli
Steven Napoli
Partner

ARDSLEY PARTNERS I

BY:	/s/ Steven Napoli
Steven Napoli
General Partner

BY:	/s/ Philip J. Hempleman
Philip J. Hempleman

/s/ Spencer Hempleman
Spencer Hempleman

/s/ Benjamin Ian Block
Benjamin Ian Block

/s/ Steven Napoli
Steven Napoli

/s/ Rudolf Joachim Hoefling
Rudolf Joachim Hoefling

/s/ David R. Kuzma
David R. Kuzma

/s/ James J. Moore Jr.
James J. Moore Jr.

Schedule A

Ardsley Partners Fund II, L.P.
Ardsley Partners Institutional Fund, L.P.
Ardsley Offshore Fund, Ltd.
Ardsley Partners Renewable Energy Fund, L.P.
Ardsley Renewable Energy Offshore Fund, Ltd.
Ardsley Advisory Partners
Ardsley Partners I
Philip J. Hempleman
Spencer Hempleman
Benjamin Ian Block
Steven Napoli

Schedule B

Rudolf Joachim Hoefling
David R. Kuzma
James J. Moore, Jr.

Exhibit A

Code of Business Conduct and Ethics
Insider Trading Policy
Related Party Transaction Policy
Whistleblower Policy
8-K Compliance Policy
Stockholder Communication Procedures
Corporate Governance Guidelines
Audit Committee Charter
Compensation Committee Charter
Nominating/Corporate Governance Committee Charter
Stock Ownership Guidelines

Exhibit B

DRAFT PRESS RELEASE

COMVERGE AND ARDSLEY PARTNERS ANNOUNCE AGREEMENT TO ADD THREE INDEPENDENT DIRECTORS TO THE COMVERGE BOARD

Norcross, GA & Stamford, CT – February XX, 2012 - Comverge, Inc. (Nasdaq: COMV), the leading provider of Intelligent Energy Management solutions for Residential and Commercial + Industrial (C+I) customers, and Ardsley Advisory Partners (“Ardsley”) announced today that they have reached an agreement to add three independent directors to the Comverge Board of Directors.

As part of the agreement, Comverge will immediately appoint three directors nominated by Ardsley, temporarily increasing the size of the Board from 8 to 10 directors.  Immediately following the 2012 Annual Meeting scheduled to be held in May, the Board will decrease in size to a total of 9 members. The reconstituted Board will include three new members: David R. Kuzma; James J. Moore; and Rudolf J. Hoefling. Scott Ungerer has decided to step down from the Board, and Joseph O’Donnell has notified the board he does not intend to stand for reelection at the company’s next shareholder meeting. Also under the terms of the agreement, Mr. Kuzma will join Comverge’s Compensation Committee as its Chairman and Mr. Hoefling will join Comverge’s Audit Committee.

In conjunction with the agreement, Ardsley will withdraw its letter to Comverge of its intention to nominate three individuals for election to the Board at the 2012 Annual Meeting and will vote all of its shares in favor of each of the Board’s nominees through the term of the agreement.

“We are pleased to have reached this agreement with Ardsley, and look forward to working with Dave, James and Rudi,” said Alec G. Dreyer, Chairman of the Board of Comverge. “We are confident that their significant industry and operational experience will be an asset to Comverge and, together, we will continue to focus on ways to increase value for shareholders.  We would also like to thank Scott Ungerer and Joseph O’Donnell for their contributions and dedication while serving as board members.”

Benjamin I. Block, General Partner of Ardsley, stated  “We are confident that the addition of these three new directors will add a fresh perspective to the Board and will serve the best interests of Comverge and its stockholders These new director additions, combined with the Company’s recently completed cost reduction initiatives, significant new contract wins both domestically and internationally and sizeable backlog, provide us with a greater sense of optimism about Comverge’s ability to achieve near-term profitability and ultimately realize its full potential.”

About the new Comverge Directors:

David R. Kuzma is the former President of Sempra Energy Resources and the Chief Financial Officer/Treasurer of three Fortune 500 companies.  Sempra is a diversified energy company involved in electric generation, oil and gas drilling, pipelines and gas processing.  Prior to Sempra Energy, Mr. Kuzma was Chief Financial Officer and Treasurer of Enova Corporation, which is the parent company of San Diego Gas & Electric (SDG&E) and several other U.S.-based subsidiaries.  Prior to that, he also served as the Chief Financial Officer and Senior Vice President at Florida Progress Corporation.  Mr. Kuzma began his career as an auditor for Price Waterhouse and is a Certified Public Accountant.  Since December 2009, Mr. Kuzma has served as a director of Ecotality Corp., a manufacturer and service provider to the electric car industry.

James J. Moore is currently Chairman of Energy & Power investments at Diamond Castle LLC, a private equity investment firm.  Prior to joining Diamond Castle in 2008, Mr. Moore was the CEO of Catamount Energy Corporation.  Catamount is a wind energy company and was a portfolio company of Diamond Castle before it was sold to Duke Energy in 2008.  Prior to joining Catamount in 2001, Mr. Moore was the Chairman and CEO of American National Power (ANP), one of the largest independent power producers in the United States, and a member of the Board of Directors of International Power Plc, the parent company of ANP.  Mr. Moore was one of the founders of ANP in 1986. Previously, he served in a variety of legal, business development and executive roles in the energy industry since 1982.

Rudolf J. Hoefling is the founder of Globus LLC, an international consulting firm that provides solutions to clients operating in a broad cross-section of the energy industry.  Since its inception, Globus has advised on over 200 transactions in the energy space.  Mr. Hoefling also serves as a consultant for the Project Finance Group of WestLB AG, advising on the commercial and technical aspects of all domestic and international power generation projects.  Prior to founding Globus LLC, Mr. Hoefling spent 20 years at Siemens, where he served as President of Siemens Power Ventures, Inc. from 1991 until his retirement in 1999, and served on the Board of Directors at Siemens Project Ventures GmbH in Germany.  Previously at Siemens, he led an internal turnaround group and successfully restructured six loss-making divisions into profitable business units.  Since September 2004, Mr. Hoefling has also served as a member of the Board of Advisors for Greenwich Energy Investment.

The complete agreement between Comverge and Ardsley will be included as an exhibit to the Company's Current Report on Form 8-K which will be filed with the Securities and Exchange Commission ("SEC"). Further details regarding the 2012 Annual Meeting will be included in the Company's definitive proxy materials, which will be filed with the SEC.

EXHIBIT 8

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  March 1, 2012

ARDSLEY PARTNERS FUND II, L.P.
BY:
GENERAL PARTNER

BY:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

BY:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY OFFSHORE FUND, LTD.

BY:	/s/ Steven Napoli
Steven Napoli
Director

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
BY:	ARDSLEY PARTNERS I, GENERAL PARTNER

BY:	/s/ Steven Napoli
Steven Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

BY:	/s/ Steven Napoli
Steven Napoli
Director

ARDSLEY ADVISORY PARTNERS

BY:	/s/ Steven Napoli
Steven Napoli
Partner

ARDSLEY PARTNERS I

BY:	/s/ Steven Napoli
Steven Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

BY:	/s/ Steven Napoli*
Steven Napoli
As attorney in fact for
Philip J. Hempleman

SPENCER HEMPLEMAN, INDIVIDUALLY

/s/ Spencer Hempleman

BENJAMIN IAN BLOCK, INDIVIDUALLY

/s/ Benjamin Ian Block

STEVEN NAPOLI, INDIVIDUALLY

/s/ Steven Napoli

*           Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.